UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Webb, Timothy
   6300 Bridgepoint Parkway
   Building 3, Suite 200
   Austin, TX  78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  08/03/99    P        3,000         A  $5.0000                     D  Direct
Common Stock                                  08/04/99    P        600           A  $4.8750                     D  Direct
Common Stock                                  08/04/99    P        1,500         A  $5.0000                     D  Direct
Common Stock                                  08/04/99    P        1,000         A  $4.9375                     D  Direct
Common Stock                                  08/12/99    P        2,600         A  $4.6250                     D  Direct
Common Stock                                  08/27/99    P        10,000        A  $3.7500                     D  Direct
Common Stock                                  08/27/99    P        10,000        A  $3.8125                     D  Direct
Common Stock                                  08/27/99    P        3,300         A  $3.8750      82,000         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $3.5000                                                                    (1)          08/28/08
to buy)
Non-Qualified Stock Option     $3.5000                                                                    (2)          08/28/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   199,997                   199,997       D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   300,003                   300,003       D   Direct
(right to buy)

Explanation of Responses:

-
(1)  Options to purchase 57,142 shares are currently exercisable.  The remaining options shall be exercisable for:  (i)  an additional 28,571 shares upon continuation in Service through January 1, 2000, (ii)  an additional 28,571 shares upon continuation in Service through January 1, 2001, (iii) an additional 28,571 shares upon continuation in Service through January 1, 2002, (iv)  an additional 28,571 shares upon continuation in Serivce through January 1, 2003 and (v)  the remaining 28,571 shares upon continuation in Service through January 1, 2004.

Options to purchase 40,000 shares are currently vested. The remaining options vest as follows:  (i) an additional 39,999 shares upon continuation in Service through August 28, 2000, (ii) an additional 34,285 shares upon continuation in Service through August 28, 2001, (iii) an additional 15,714 shares upon continuation in Service through
August 28, 2002, (iv) an additional 30,000 shares upon continuation in Service through August 28, 2003 and (v) the remaining 39,999 shares upon continuation in Service through August 28, 2004.

(2)  The options are immediately exerciseable.  Options to purchase
60,000 shares are currently vested.  The remaining options vest as follows:  (i) an additional 60,001 shares upon continuation in
Service through August 28, 2000, (ii)  an additional 65,715 shares upon continuation in Service through August 28, 2001, (iii) an additional 9,286 shares upon continuation in Service through August 28, 2002, (iv) an additional 45,000 shares upon continuation in
Service through August 28, 2003, and (v)  the remaining 60,001 shares upon Optionee's continuation in Service through August 28,
2004.

SIGNATURE OF REPORTING PERSON
/S/ Webb, Timothy
DATE 9/9/99